

Mail Stop 3030

January 28, 2016

Via E-mail
Ashoka Achuthan
Chief Financial Officer
Westport Innovations Inc.
Suite 101, 1750 West 75th Avenue
Vancouver, British Columbia
Canada V6P 6G2

> **Re:  Westport Innovations Inc.**
> **Registration Statement on Form F-4**
> **Response Dated January 20, 2016**
> **File No. 333-207253**

Dear Mr. Achuthan:

We have limited our review of your January 20, 2016 letter to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our January 11, 2016 letter.

U.S. Federal Income Tax Consequences, page 70

1.   Please file the consent of counsel to being named in your addition on the first page 70 of Annex A to your response.  In this regard, we note that you identify counsel as providing an opinion regarding United States federal income tax consequences; please confirm that you also will file an opinion of counsel regarding the disclosed Canadian tax consequences.

2.   Please reconcile your response to prior comment 2 with the uncertain consequences represented by the term "should" in the first paragraph of the second page 70 of Annex A to your response.

Where you can find more information, page 143

3.      Please expand your response to prior comment 1 to clarify where you have provided
        disclosure responsive to that part of Form F-4 Item 18(a)(7)(ii) which requires disclosure
        of the information required by Item 6.B of Form 20-F with respect to each person who
        will serve as a director or an executive officer of the surviving or acquiring company.
        Note that Item 6.B requires disclosure for the last full financial year.

        Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any
questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief
                                                Office of Electronics and Machinery

cc:     Matthew J. Guercio